Exhibit 99.(a)(1)(H)

FORM OF CONFIRMATION OF PARTICIPATION IN THE OPTION EXCHANGE OFFER

TO: FROM:	[Employee] Idalina Chan
SUBJECT:	Confirmation of Acceptance of Election to Participate in Exchange Offer

Thank you for your submission of your election to participate in the exchange offer. We confirm with this email that we have accepted your election to participate and have canceled the eligible option(s) you have properly tendered pursuant to your Election Form. Subject to your continued employment with Solazyme through the new option grant date (expected to be February 19, 2015) and the other terms and conditions of the exchange offer, you have the right to receive the new options specified in your Election Form at an exercise price of $[•] per share.

You will be receiving an email from E*Trade, our outside stock plan administrator, advising you that your electronic Notice of Grant has been credited to your individual stock option account. Please follow the instructions in the email on how to accept your new option(s). In the meantime, if you have any questions, please send us an email at options-exchange@solazyme.com.